Mail Stop 3561

December 6, 2006

Robert Giardina
Chief Executive Officer
Town Sports International Holdings, Inc.
888 Seventh Avenue, 25th Floor
New York, New York 10106

   Re: **Town Sports International Holdings, Inc.**
      File No. 333-114210
      Form 10-K: For the Year Ended December 31, 2005
      Form 8-K filed March 1, 2006

Dear Mr. Giardina:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Joseph Foti
          Senior Assistant Chief Accountant